# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEye, Inc., CIK 0001818644
CUSIP: 008183105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4670 Willow Road, Suite 125, Pleasanton, California (CA), 94588
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001881756

## Reporting persons
- General Motors Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Motors Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Motors Company: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AEye, Inc.
Address of issuer's principal executive offices: 4670 Willow Road, Suite 125, Pleasanton, CA, 94588

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) General Motors Ventures LLC ("GM Ventures"), (ii) General Motors Holdings LLC ("GM Holdings"), and (iii) General Motors Company ("GM"). The foregoing are collectively referred to herein as the "Reporting Persons."

GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of GM.
Address of principal business office or, if none, residence: The principal office of each of GM Ventures, GM Holdings, and GM is 300 Renaissance Center, Detroit, MI 48265.
Citizenship: GM Ventures and GM Holdings are each a Delaware limited liability company. GM is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 for all Reporting Persons
Percent of class:
0% for all Reporting Persons

Calculation of percentage of beneficial ownership is based on 40,293,121 shares of Common Stock outstanding as of August 15, 2025 based on the Issuer's Rule 424(b)(3) Prospectus filed with the SEC on August 15, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 0 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- General Motors Ventures LLC: /s/ Todd Miller, Assistant Secretary (09/17/2025)
- General Motors Holdings LLC: /s/ John S. Kim, Assistant Secretary (09/17/2025)
- General Motors Company: /s/ John S. Kim, Assistant Corporate Secretary (09/17/2025)